

Eric Zipperle · 3rd

Co-founder & CEO, Cornbread Hemp

Louisville, Kentucky · 500+ connections · **Contact info**

 **Cornbread Hemp**

Bellarmine Universit

Experience



Co-Founder

Cornbread Hemp

Nov 2018 – Present · 1 yr 6 mos

Louisville, Kentucky Area

Kentucky's first ever USDA certified organic CBD brand, Cornbread Hemp is rooted in Kentuck
hemp tradition that dates all the way back to 1775. Co-founded with James Higdon, author the
book Cornbread Mafia, Cornbread Hemp operates direct to consumer and partners with top-
shelf retailers across the country to provide the highest quality USDA organic CBD products
that are made for comfort.

Education



Bellarmine University

Master of Business Administration (MBA) + Bachelors of Accounting, Accounting/MBA

2012 – 2016



Trinity High School

2008 – 2012

Licenses & Certifications



Global Commerce and Strategy
World Trade Center Kentucky

Skills & Endorsements

Leadership · 15

 Endorsed by **Christina Pecha and 3 others who are highly skilled at this**

Accounting · 8

Endorsed by **Virginia Roby, who is highly skilled at this**

Time Management · 8

 Endorsed by **Christina Pecha, who is highly skilled at this**

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